Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS FOR THE
FIRST QUARTER ENDED MARCH 31, 2025

AND

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

OneConnect Financial Technology Co., Ltd. (the “Company” or “OneConnect”, together with its subsidiaries and consolidated affiliated entities, the “Group”) is pleased to announce the unaudited financial results of the Company and its subsidiaries and consolidated affiliated entities for the first quarter ended March 31, 2025 (the “Q1 Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission.

Attached hereto as Schedule 1 is the full text of the press release issued by the Company on May 28, 2025 (U.S. Eastern time) in relation to the Q1 Results, some of which may constitute inside information of the Company.

The Company is also making this announcement pursuant to Rule 13.10B of the Listing Rules. The Company will furnish a Form 6-K with the U.S. Securities and Exchange Commission in relation to the Q1 Results, before the trading hours of the New York Stock Exchange on May 28, 2025 (U.S. Eastern time).

BASIS OF PREPARATION

The Q1 Results are presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended December 31, 2024.

TAKEOVERS CODE IMPLICATIONS

Reference is made to the announcement jointly published by the Company and Bo Yu Limited dated May 15, 2025 in relation to, among others, the proposed privatization of the Company by way of a scheme of arrangement under Section 86 of the Companies Act (the “Joint Announcement”). Unless the context requires otherwise, capitalized terms used herein shall have the same meanings as those defined in the Joint Announcement.

This announcement is made during the offer period (as defined under the Takeovers Code). Pursuant to Rule 10 of the Takeovers Code, the Group’s unaudited gross profit, operating loss, loss arising from each of continuing operations and discontinued operations attributable to owners of the Company and non-controlling interests, loss per share and loss per ADS for loss attributable to owners of the Company (basic and diluted), loss per share and loss per ADS for loss from continuing operations attributable to owners of the Company (basis and diluted), loss before income tax, loss for the period attributable to owners of the Company and non-controlling interests, other comprehensive loss for the period (net of tax) and total comprehensive loss for the three months ended March 31, 2025 constitute a profit forecast (the “Estimate”) and would need to be reported on by each of the financial adviser(s) and auditor(s) of the Company in accordance with Note 1(c) of the Notes to Rule 10.1 and Rule 10.2 of the Takeovers Code.

The Estimate has been reported on by PricewaterhouseCoopers (the “PwC”), the auditor of the Company, and Gram Capital Limited, the independent financial adviser to the independent board committee of Company (the “OneConnect Independent Financial Adviser”).

PwC has reported that, so far as the accounting policies and calculations are concerned, the Estimate has been properly compiled in accordance with the bases adopted by the directors of the Company (the “Directors”) as set out in the section headed “Basis of Preparation” of this announcement, and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended December 31, 2024. PwC has conducted their work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 500, Reporting on Profit Forecasts, Statements of Sufficiency of Working Capital and Statements of Indebtedness and with reference to Hong Kong Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the Hong Kong Institute of Certified Public Accountants.

The OneConnect Independent Financial Adviser is of the opinion that the Estimate has been made by the Directors with due care and consideration.

The letters issued by PwC and the OneConnect Independent Financial Adviser have been lodged with the Executive and the text of which are set out in Schedules 2 and 3 to this announcement, respectively. Each of PwC and the OneConnect Independent Financial Adviser has given and has not withdrawn their consent to the issue of this announcement with the inclusion of its letter and references to use its name in the form and context in which they appear in this announcement. The Estimate has been reported on in accordance with Rule 10 of the Takeovers Code.

WARNINGS

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the People’s Republic of China and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its associates, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement and in the attachment is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q1 Results and to exercise caution in dealing in securities in the Company.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, May 28, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

Schedule 1

OneConnect Announces First Quarter 2025 Unaudited Financial Results

SHENZHEN, China — (PRNewswire) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as- a-service provider for the financial services industry in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Revenue from continuing operations1 was RMB368 million, compared to RMB723 million during the same period last year.

•	Gross margin of continuing operations was 28.5%, compared to 37.7% during the same period last year.

•	Loss from continuing operations attributable to shareholders was RMB38 million, compared to RMB54 million during the same period last year. Net margin of continuing operations to shareholders was -10.4%, compared to -7.4% during the same period last year.

•	Loss from continuing operations per basic and diluted ADS was RMB-1.06, compared to RMB-1.48 during the same period last year.

1	As previously reported, the Company completed the disposal of its virtual bank business (the “discontinued operations”) to Lufax Holding Ltd (“Lufax”) for a consideration of HK$933 million in cash on April 2, 2024. As a result of the disposal, the historical financial results of the Virtual Banking Business segment are now reflected as “discontinued operations” in the Company’s condensed consolidated financial information and the historical financial results of the remaining business of the Company are now reflected as “continuing operations” in the Company’s condensed consolidated financial information for the first quarter ended March 31, 2025, and comparative information has been restated accordingly.

In RMB’000, except percentages	Three Months Ended
and per ADS amounts	March 31		YoY
	2025	2024
Continuing operations
Revenue
Revenue from Ping An Group and Lufax[1]	157,542	480,052	-67.2%
Revenue from third-party customers[2]	210,236	243,218	-13.6%
Total	367,778	723,270	-49.2%
Gross profit	104,914	272,403
Gross margin[4]	28.5%	37.7%
Operating loss	(56,263)	(66,348)
Operating margin[4]	-15.3%	-9.2%

Loss from continuing operations attributable to shareholders	(38,362)	(53,696)
Net margin of continuing operations to shareholders[4]	-10.4%	-7.4%
Loss from continuing operations per ADS[3], basic and diluted	(1.06)	(1.48)
Loss from continuing and discontinued operations attributable to shareholders	(38,362)	(104,334)
Net margin of continuing and discontinued operations to shareholders[4]	-10.4%	-14.4%
Loss from continuing and discontinued operations per ADS, basic and diluted	(1.06)	(2.87)

1	Reference is made to the announcement made by Ping An Group on October 21, 2024. Lufax became a subsidiary of Ping An Group on July 30, 2024. Therefore, the Company’s revenue from Ping An Group shown in this table included revenue from Lufax since July 30, 2024. Revenue from Lufax for the quarter ended March 31, 2024 was approximately RMB58 million.

2	Third-party customers refer to each customer with revenue contribution of less than 5% of the Company’s total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

3	In RMB. Each ADS represents 30 ordinary shares.

4	Gross margin from is calculated as gross profit divided by total revenue for the period. Operating margin is calculated as operating profit/(loss) divided by total revenue for the period. Net margin to shareholders is calculated as the profit/(loss) attributable to shareholders divided by total revenue for the period.

Revenue from Continuing Operations Breakdown

In RMB’000, except percentages	Three Months Ended March 31		YoY

	2025	2024

Implementation	142,952	157,459	-9.2%
Transaction-based and support revenue
Business origination services	5,237	12,835	-59.2%
Risk management services	55,105	65,483	-15.8%
Operation support services	121,708	134,062	-9.2%
Cloud services platform	1,692	318,307	-99.5%
Post-implementation support services	19,925	14,921	33.5%
Others	21,159	20,203	4.7%
Sub-total for transaction-based and support revenue	224,826	565,811	-60.3%
Total Revenue from Continuing Operations	367,778	723,270	-49.2%

Revenue from continuing operations was RMB368 million in the first quarter of 2025, a decrease of 49.2% from RMB723 million during the same period last year, primarily due to a decrease of RMB317 million in revenue from cloud services platform. Implementation revenue was RMB143 million in the first quarter of 2025, a decrease of 9.2% from RMB157 million during the same period last year, mainly due to a decrease in demand for implementation of financial services systems in China. Revenue from business origination services was RMB5 million in the first quarter of 2025, a decrease of 59.2% from RMB13 million during the same period last year, primarily due to a decrease in transaction volumes from loan origination systems under digital credit management solutions. Revenue from risk management services was RMB55 million in the first quarter of 2025, a decrease of 15.8% from RMB65 million during the same period last year, mainly due to a decrease in transaction volumes from banking related risk analytic solutions. Revenue from operation support services was RMB122 million in the first quarter of 2025, a decrease of 9.2% from RMB134 million during the same period last year, primarily due to decreased revenue from AI customer service solution. Revenue from cloud services platform was RMB2 million in the first quarter of 2025, a decrease of 99.5% from RMB318 million during the same period last year, primarily due to the strategic phasing out of the cloud services since July 2024, details of which were previously disclosed in our announcement dated July 11, 2024 regarding an update on our business operations. Revenue from post-implementation support services was RMB20 million in the first quarter of 2025, an increase of 33.5% from RMB15 million during the same period last year, primarily due to increased demand for our post- implementation support services from our overseas customers.

In RMB’000, except percentages	Three Months Ended March 31		YoY

	2025	2024

Digital Banking segment	103,973	161,553	-35.6%
Digital Insurance segment	142,601	131,886	8.1%
Gamma Platform segment	121,204	429,830	-71.8%
Total Revenue from Continuing Operations	367,778	723,270	-49.2%

Revenue from Gamma Platform segment was RMB121 million in the first quarter of 2025, a decrease of 71.8% from RMB430 million during the same period last year, primarily due to the strategic phasing out of cloud services. Revenue from Digital Banking segment was RMB104 million in the first quarter of 2025, a decrease of 35.6% from RMB162 million during the same period last year, mainly due to a decrease in transaction volumes from business origination and risk management services. Revenue from Digital Insurance segment was RMB143 million in the first quarter of 2025, an increase of 8.1% from RMB132 million during the same period last year, mainly due to an increased demand for digital property and casualty insurance solutions.

First Quarter 2025 Financial Results

Revenue from Continuing Operations

Revenue from continuing operations was RMB368 million in the first quarter of 2025, a decrease of 49.2% from RMB723 million during the same period last year, primarily due to a decrease in revenue from cloud services platform.

Cost of Revenue from Continuing Operations

Cost of revenue from continuing operations was RMB263 million in the first quarter of 2025, a decrease of 41.7% from RMB451 million during the same period last year, which was mainly due to revenue decrease.

Gross Profit from Continuing Operations

Gross profit from continuing operations was RMB105 million in the first quarter of 2025, compared to RMB272 million during the same period last year. Gross margin of continuing operations was 28.5%, compared to 37.7% in the prior year. The decrease in gross margin of continuing operations was mainly due to reduction in economies of scale caused by the decrease in revenue.

Operating Loss and Expenses from Continuing Operations

Total operating expenses from continuing operations were RMB156 million in the first quarter of 2025, compared to RMB342 million during the same period last year. As a percentage of revenue, total operating expenses from continuing operations decreased by 5.0ppt to 42.3% from 47.3% during the same period last year.

•	Research and Development expenses from continuing operations were RMB62 million in the first quarter of 2025, compared to RMB213 million during the same period last year. The decline was mainly due to the Company’s proactive adjustment of its business structure and its return on investment driven approach to manage research and development projects. As a percentage of revenue, research and development expenses from continuing operations decreased to 16.7% from 29.5% in the prior year.

•	Sales and Marketing expenses from continuing operations were RMB46 million in the first quarter of 2025, compared to RMB49 million during the same period last year. The decline was mainly due to a decrease in personnel costs and advertising expenses. As a percentage of revenue, sales and marketing expenses from continuing operations increased to 12.6% from 6.7% in the prior year.

•	General and Administrative expenses from continuing operations were RMB48 million in the first quarter of 2025, compared to RMB81 million during the same period last year. The decline was mainly due to a decrease in personnel costs. As a percentage of revenue, general and administrative expenses from continuing operations increased to 13.0% from 11.1% during the same period last year.

Operating loss from continuing operations was RMB56 million in the first quarter of 2025, compared to RMB66 million during the same period last year. Operating margin of continuing operations was -15.3%, compared to -9.2% in the prior year.

Loss from Continuing Operations Attributable to Shareholders

Loss from continuing operations attributable to OneConnect’s shareholders was RMB38 million in the first quarter of 2025, compared to RMB54 million during the same period last year. Loss from continuing operations attributable to OneConnect’s shareholders per basic and diluted ADS was RMB-1.06, compared to RMB-1.48 during the same period last year. Weighted average number of ordinary shares in the first quarter of 2025 was 1,089,842,845.

Cash Flow

For the first quarter of 2025, net cash used in operating activities was RMB190 million, net cash used in investing activities was RMB825 million, and net cash used in financing activities was RMB6 million.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco- system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward – looking statements. These statements constitute “forward- looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its related parties, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

OCFT PR Team

pub_jryztppxcb@pingan.com.cn

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31
	2025	2024
	RMB’000	RMB’000
Continuing operations
Revenue	367,778	723,270
Cost of revenue	(262,864)	(450,867)

Gross profit	104,914	272,403
Research and development expenses	(61,570)	(213,183)
Selling and marketing expenses	(46,485)	(48,500)
General and administrative expenses	(47,685)	(80,520)
Net impairment losses on financial and contract assets	(8,981)	(13,690)
Other income, gains or loss – net	3,544	17,142

Operating loss	(56,263)	(66,348)
Finance income	15,544	10,340
Finance costs	(1,734)	(4,278)

Finance income – net	13,810	6,062

Loss before income tax	(42,453)	(60,286)
Income tax expense	(641)	(89)

Loss for the period from continuing operations	(43,094)	(60,375)

Discontinued operations
Loss from discontinued operations (attributable to owners of the Company)	–	(50,638)

Loss for the period	(43,094)	(111,013)

Loss attributable to:
– Owners of the Company	(38,362)	(104,334)
– Non-controlling interests	(4,732)	(6,679)
	(43,094)	(111,013)

	Three Months Ended March 31
	2025	2024
	RMB’000	RMB’000
Loss attributable to owners of the Company arises from:
– Continuing operations	(38,362)	(53,696)
– Discontinued operations	–	(50,638)
	(38,362)	(104,334)

Other comprehensive (loss)/income, net of tax:
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences of continuing operations	(67)	1,334
– Exchange differences on translation of discontinued operations	–	177
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	–	6,056
Item that will not be reclassified subsequently to profit or loss
– Foreign currency translation differences	(2,628)	1,942

Other comprehensive (loss)/income for the period, net of tax	(2,695)	9,509

Total comprehensive loss for the period	(45,789)	(101,504)

Loss per share for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.04)	(0.05)

Loss per ADS for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(1.06)	(1.48)

Loss per share for loss attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.04)	(0.10)

Loss per ADS for loss attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(1.06)	(2.87)

ONECONNECT

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31 2025	December 31 2024
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	52,364	43,895
Intangible assets	189,152	195,636
Deferred tax assets	313,805	313,805
Restricted cash and time deposits over three months	3,932	–
Prepayments and other receivables	7,260	6,506
Trade receivables	10,186	10,106

Total non-current assets	576,699	569,948

Current assets
Trade receivables	504,110	496,429
Contract assets	65,673	63,420
Prepayments and other receivables	268,007	342,221
Financial assets measured at fair value through profit or loss	877,059	455,016
Derivative financial assets	797	40,356
Restricted cash and time deposits over three months	490,428	51,940
Cash and cash equivalents	924,955	1,947,922

Total current assets	3,131,029	3,397,304

Total assets	3,707,728	3,967,252

	March 31 2025	December 31 2024
	RMB’000	RMB’000

EQUITY AND LIABILITIES EQUITY
Share capital	78	78
Shares held for share option scheme	(145,195)	(149,544)
Other reserves	11,029,706	11,041,209
Accumulated losses	(8,371,653)	(8,333,291)

Equity attributable to equity owners of the Company	2,512,936	2,558,452

Non-controlling interests	(59,241)	(54,509)

Total equity	2,453,695	2,503,943

LIABILITIES
Non-current liabilities
Trade and other payables	17,669	10,670
Contract liabilities	11,254	12,946

Total non-current liabilities	28,923	23,616

Current liabilities
Trade and other payables	890,467	993,842
Payroll and welfare payables	201,981	311,190
Contract liabilities	110,025	115,501
Short-term borrowings	19,907	19,160
Derivative financial liabilities	2,730	–

Total current liabilities	1,225,110	1,439,693

Total liabilities	1,254,033	1,463,309

Total equity and liabilities	3,707,728	3,967,252

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31
	2025	2024
	RMB’000	RMB’000

Net cash used in operating activities	(189,795)	(115,236)
Net cash (used in)/generated from investing activities	(824,942)	255,848
Net cash used in financing activities	(5,646)	(100,971)
Net (decrease)/increase in cash and cash equivalents	(1,020,383)	39,641
Cash and cash equivalents at the beginning of the period	1,947,922	1,379,473
Effects of exchange rate changes on cash and cash equivalents	(2,584)	1,777
Cash and cash equivalents at the end of period	924,955	1,420,891

Schedule 2

The following is the text of a letter received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this announcement.

The Board of Directors

OneConnect Financial Technology Co., Ltd.

28 May 2025

Dear Sirs,

OneConnect Financial Technology Co., Ltd. (the “Company”)

Estimate for Period Ended 31 March 2025

We refer to the estimate of the unaudited gross profit, operating loss, loss arising from each of continuing operations and discontinued operations attributable to owners of the Company and non-controlling interests, loss per share and loss per ADS for loss attributable to owners of the Company (basic and diluted), loss per share and loss per ADS for loss from continuing operations attributable to owners of the Company (basis and diluted), loss before income tax, loss for the period attributable to owners of the Company and non-controlling interests, other comprehensive loss for the period (net of tax) and total comprehensive loss for the period ended 31 March 2025 (the “Estimate”) set forth in the announcement of the Company dated 28 May 2025 (the “Announcement”).

Directors’ Responsibilities

The Estimate has been prepared by the directors of the Company based on the unaudited condensed consolidated results as shown on the unaudited condensed consolidated management accounts of the Company and its subsidiaries (collectively referred to as the “Group”) for the three months ended 31 March 2025.

The Company’s directors are solely responsible for the Estimate.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies Hong Kong Standard on Quality Management (HKSQM) 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, issued by the HKICPA, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountant’s Responsibilities

Our responsibility is to express an opinion on the accounting policies and calculations of the Estimate based on our procedures.

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 500, Reporting on Profit Forecasts, Statements of Sufficiency of Working Capital and Statements of Indebtedness and with reference to Hong Kong Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. Those standards require that we plan and perform our work to obtain reasonable assurance as to whether, so far as the accounting policies and calculations are concerned, the Company’s directors have properly compiled the Estimate in accordance with the bases adopted by the directors and as to whether the Estimate is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the accounting policies and calculations are concerned, the Estimate has been properly compiled in accordance with the bases adopted by the directors as set out in the section headed “Basis of Preparation” of the Announcement and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended 31 December 2024.

Yours faithfully,

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

Schedule 3

The following is the text of the report from Gram Capital, the Independent Financial Adviser, for the purpose of inclusion in this 1Q Results Announcement.

28 May 2025

The Board of Directors

OneConnect Financial Technology Co., Ltd.

21/24F, Ping An Finance Center

No. 5033 Yitian Road

Futian District, Shenzhen

Guangdong, PRC

Dear Sirs,

Reference is made to the announcement of the unaudited financial results for the first quarter ended 31 March 2025 dated 28 May 2025 (the “1Q Results Announcement”) issued by OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries, the “Group”). Capitalised terms used in this letter shall have the same respective meanings as defined in the 1Q Results Announcement unless the context otherwise required.

The unaudited gross profit, operating loss, loss arising from each of continuing operations and discontinued operations attributable to owners of the Company and non-controlling interests, loss per share and loss per ADS for loss attributable to owners of the Company (basic and diluted), loss per share and loss per ADS for loss from continuing operations attributable to owners of the Company (basis and diluted), loss before income tax, loss for the period attributable to owners of the Company and non-controlling interests, other comprehensive loss for the period (net of tax) and total comprehensive loss for the three months ended 31 March 2025 (the “Estimate”) contained in the 1Q Results Announcement represents a profit forecast under Rule 10 of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). The Estimate constitutes profit forecast under Rule 10 of the Takeovers Code and must be reported on by the financial adviser and the auditors or consultant accountants. This report is issued in compliance with the requirements under Rule 10.4 and Note 1(c) of the Notes to Rules 10.1 and 10.2 of the Takeovers Code.

We have reviewed and discussed with you and the senior management of the Company the bases upon which the Estimate was prepared (no assumption was involved in the making of the Estimate as it relates to a period already ended), which was provided by you as the Directors which you are solely responsible for, based on the unaudited consolidated results of the Group for the three months ended 31 March 2025, as shown in the management accounts of the Group for the same period. These management accounts have not been audited or reviewed by the Company’s auditor, PricewaterhouseCoopers.

In respect of the accounting policies and calculations concerned, upon which the Estimate has been made, we have considered the report as contained in Schedule 2 to the 1Q Results Announcement addressed to the Board from PricewaterhouseCoopers, being the reporting accountants of the Company. PricewaterhouseCoopers is of the opinion that, so far as the accounting policies and calculations are concerned, the Estimate has been properly compiled in accordance with the bases adopted by the directors as set out in the section headed “Basis of Preparation” of the 1Q Results Announcement, and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended 31 December 2024.

Having considered the above, we are of the opinion that the Estimate has been made with due care and consideration.

Yours faithfully,
For and on behalf of
Gram Capital Limited
Graham Lam
Managing Director